                           SCHEDULE 14A INFORMATION

                   PROXY STATEMENT PURSUANT TO SECTION 14(A)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


Filed by the Registrant [_]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement         [_] Confidential, for use of the
                                            Commission Only (as Per-
[_] Definitive Proxy Statement              mitted by Rule 14-a-6(e)(2))

[_] Definitive Additional Materials

[_] Soliciting Material Pursuant to (S) 240.14a-11(c) or (S) 240.14a-12

                             Hollywood Trenz, Inc.
              --------------------------------------------------
               (Name of Registrant as Specified In Its Charter)


                Shareholders Committee of Hollywood Trenz, Inc.
              --------------------------------------------------
                  (Name of Person(s) Filing Proxy Statement)


Payment of Filing Fee (check the appropriate box):

[_]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.

[X] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (i)   Title of each class of securities to which transaction applies:

     (ii)  Aggregate number of securities to which transaction applies:

     (iii) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     (iv)  Proposed maximum aggregate value of transaction:

     (v)   Total fee paid:

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

     (1)   Amount Previously Paid:  $500.00

     (2)   Form, Schedule or Registration Statement No.:  Pre 14A

     (3)   Filing Party:  Shareholders Committee of Hollywood Trenz, Inc.

     (4)   Date Filed:  July 5, 1996 (Filed in hard copy; not filed on Edgar)


Notes:

                          THE SHAREHOLDERS COMMITTEE

                           OF HOLLYWOOD TRENZ, INC.

                         c/o Victor L. Zimmermann, Jr.
                        O'Rourke O'Hanlan & Zimmermann
                                27 Pine Street
                             New Canaan, CT  06840
                                (203) 966-6664



     SOLICITATION OF PROXIES IN CONNECTION WITH PROPOSED CONSENT TO ACTION



                               October 22, 1996



                             Hollywood Trenz, Inc.
                          3471 North Federal Highway
                        Ft. Lauderdale, Florida  33306



               Copies of this proxy statement and form or proxy
                 are being mailed on or about November 1, 1996
               to shareholders of record as of November 1, 1996

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Dear Fellow Hollywood Trenz Shareholders:

        The Shareholders Committee of Hollywood Trenz, Inc. (the "Committee") believes that the time has come to seek new shareholder representation on the Board of Directors of Hollywood Trenz, Inc. (the "Company"). Through these changes, the Committee believes that the Company's Board of Directors and management will be more able to accomplish the corporate purpose of the Company, including the completion of the Company's entertainment center in Phoenix, Arizona, and expansion and development of other theme parks, both domestically and abroad, and resultant maximization of the value of the Company's shares. To accomplish this goal, the Committee needs your support and your proxy. The proxy will be used to execute a consent to action by shareholders without a meeting whereby existing directors will be removed and new directors will be elected to serve until the next annual meeting. A consent to action by shareholders without a meeting is a permissible form of shareholder action under Delaware law, the state where the Company is incorporated and is being utilized due to the failure of the Company to convene an annual meeting as required by law where directors can be elected.

        Unless otherwise indicated, the person named in the accompanying BLUE proxy will execute a consent to action without a meeting FOR the following purposes:

        1.   FOR the removal of the following directors of the Company:

             Edward R. Showalter
             Robert E. Burton, Jr.
             Gregory D. Smith

        2.   FOR the election of the Committee's nominees for Director.

        If, after reading the Proxy Statement and the accompanying letter, you want to join us in seeking achievement of the corporate purposes of the Company:

        MARK the enclosed BLUE Proxy to indicate how you wish a consent to action to be executed on your behalf.

        SIGN the enclosed BLUE Proxy

        DATE the enclosed BLUE Proxy

        RETURN the enclosed BLUE Proxy in the postage prepaid envelope.

        YOUR PROXY IS IMPORTANT TO US NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. PLEASE MARK THE BLUE PROXY, SIGN, DATE, AND RETURN IT PROMPTLY IN THE ENCLOSED, SELF-ADDRESSED, STAMPED ENVELOPE. BLUE PROXIES WHICH ARE SIGNED, BUT UNMARKED, WILL BE COUNTED AND A CONSENT WILL BE EXERCISED IN FAVOR OF THE ACTIONS DESCRIBED ABOVE.

        YOU may be receiving a WHITE PROXY from the Company opposing the efforts of the Committee. WE URGE YOU NOT TO SIGN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY.

        Any proxy may be revoked at any time before the proxy is exercised by either a later dated proxy, written notice of revocation to the Secretary of the Company at its principal office, or a vote in person at the Meeting of Shareholders. THE ONLY PROXY THAT COUNTS IS THE LATEST, DATED ONE. IF YOUR SHARES OF THE COMPANY'S STOCK ARE HELD IN THE NAME OF YOUR BROKER, BANK, OR THEIR NOMINEE, YOU WILL NEED TO CONTACT YOUR BROKER OR BANK TO GIVE INSTRUCTIONS AS TO WHETHER YOU WISH A CONSENT TO ACTION To BE EXECUTED ON YOUR BEHALF.

        As more fully described elsewhere in the Proxy Statement, the Committee and its nominees are not members of the Company's current management.

        If you have any questions or require any assistance in completing your BLUE Proxy, please call Michael Novielli at (212) 843-8344.


                    WHY THE COMMITTEE IS SOLICITING PROXIES

        Michael Novielli, Eric Landis, Scott MacCaughern, and Kenneth Callison, who as of July 30, 1996, owned, of record or beneficially, in the aggregate 1,622,975 shares or approximately 3.1% of the outstanding shares of the Company, decided to form the Committee and make this proxy solicitation after they came to believe, as described below, that current management's policies were not directed towards achieving the corporate purpose of the Company and allowing shareholders to exercise their legitimate rights as shareholders. Mr. Novielli, Mr. Landis, Mr. MacCaughern and Mr. Callison have purchased shares of the common stock of the Company for themselves and their families and on their recommendation have persuaded other investors to make such purchases after being convinced by the Company's President, Edward R. Showalter ("Showalter"), of his vision for the Company and the concrete steps which were allegedly being taken to realize the corporate purpose. The other investors whom have been persuaded to purchase shares of the Company include investors who were attracted to an investment in the Company as a result of possible joint venture relationships with the Company in the development of family entertainment centers in Asia and others who have involvement in the motion picture and entertainment industries.

        The Committee, which consists of the foregoing persons, has recently become increasingly dissatisfied with the Board of Directors and management of the Company. The Committee's primary concerns regarding the Company are:

        .   Inability to fulfill the corporate purpose of the Company.
        .   Dilution of shareholder value
        .   Failure to hold an annual shareholders' meeting the entire period the Company has been a public company.

        (1) Inability to Fulfill the Corporate Purpose of the Company
            ---------------------------------------------------------

        Since January, 1995, the Company has raised over $1,550,000. in cash according to the notes to its Statement of Cash Flows for the Six Months Ended June 30, 1995 and 1996 filed as part of its Form 10-QSB dated August 12, 1996. ("Second Quarter 96 10Q.") That cash has apparently all been spent according to the Second Quarter 96 10Q which showed zero cash remaining. Nevertheless the Company has still been unable to open its first entertainment park/restaurant. According to an article in the Phoenix Business Journal on June 21 1996, which quoted a Denver based real estate broker who apparently represented the Company in negotiations for its first site in Denver, the Company executed a lease for a 37,000 square foot entertainment center in December, 1995 but Showalter did not pay the $12,000 security deposit or come up with construction plans for the building's retrofit as required by the landlord. According to the article, the landlord subsequently canceled the lease. The text of the Phoenix Business Journal article is annexed hereto as Exhibit A.

        As late as April 12, 1996, when the Company's annual report on Form 10-KSB was executed by Showalter, the Company was claiming that their entertainment center in Phoenix was expected to open in the second quarter of 1996 and that the Denver facility would be open by the summer. As reported in the Phoenix Business Journal article in July (see Exhibit A) the Denver facility has been abandoned and according to Spencer Finseth, the former project manager for the Phoenix site, the Phoenix facility was nowhere near completion at the time.

        As of the date of the Phoenix Business Journal article numerous contractors were apparently owed money and had walked off the job. The article quoted Finseth as stating that Showalter had "bounced checks" on him and that "[a] number of subcontractors also have quit and have filed liens against the property". (see Exhibit A). A spokeswomen for one of the subcontractors, Coleman Plumbing, was quoted in the article as having stated that Coleman Plumbing was owed $68,000. (see Exhibit A). A spokesman for the drywall contractor was quoted as having stated that he "was never paid from the beginning for work on the park" and was still "owed more than $50,000." (see Exhibit A).

        The Committee does not know the current state with respect to obligations owed to subcontractors or with respect to the construction. However it does not have any information suggesting that the situation has improved with respect to payments owed. The Committee believes that with the continuing problem relative to payments due contractors in Phoenix the facility may not be completed unless the Company is recapitalized. The Committee believes it is unlikely that a successful recapitalization can take place under current management given the unfavorable publicity regarding Showalter's background and his current track record as chief executive officer of the Company.

        The Committee now believes that so many people have lost confidence in Showalter that he will never be able to achieve the corporate purpose of opening an entertainment center in a timely manner in addition to installing needed confidence in the investment community. Not only has his track record with the Company evidenced an inability to achieve corporate objectives but there have been recent unfavorable press reports dealing with Showalter's prior background which the Committee believes will only make it more difficult for the Company to achieve its goals with current management. The front page of the Business Section of the Miami Herald for April 16,1995, featured an article (the "Herald Article") dealing with Showalter's inability to fulfill the Company's corporate objective of opening its first family entertainment center in Denver in 1994 and included examples of Showalter's past business failures and run-ins with the law. The Herald Article reported that in the past seven years, according to court records, Showalter has defaulted on loans, written bad checks, stiffed landlords, cheated on his taxes and defied court judgments. The article also noted that Showalter declared personal bankruptcy in 1990 and as a result of his ownership of a garment company, America's Favorite Clothing, in the mid-1980s, Showalter ceased business without paying his creditors and was sued for over $200,000.00 and faced criminal charges for his conduct. The article stated that Showalter plead no contest to grand theft and was placed on a fifteen year probationary term in order to make restitution. The text of the entire article is included as Exhibit B.

        In addition to the unfavorable press reports the Securities and Exchange Commission has been conducting an investigation into the Company's affairs. The existence of this investigation was reported in the Company's 1995 Annual Report on Form 10-KSB.

        The Committee believes that the timing of the opening of the Company's first entertainment center is critical. In large part the Committee's decision to undertake this consent solicitation is tied to its belief that the Company's relationship with the Sunkyung Securities LTD.("SKG") can be extremely profitable and is integral to its future growth. Sunkyong Securities is the brokerage and investment banking division of the Sunkyong Group ("SKG"), the fifth largest conglomerate in Korea. With revenues of over $24 billion, SKG ranks among the top 100 of the Fortune Global 500. One of the Committee's nominees for director, Ronald Olsen, former Managing Director of SKG, was responsible for introducing SKG to the Company. However Mr. Olsen did not receive, and will not receive any compensation, in the form of finder, consulting or other fees for making the introduction. Mr. Olsen, who is 61 years of age, retired from full time employment with SKG but remains a consultant to SKG at a sum of $50,000 per year. The Committee believes, as a result of its discussions with Mr. Olsen, that SKG will provide the financing for construction of the Company's entertainment centers in Korea and possibly throughout Asia if the Company can finish its first entertainment center here in the United States in a timely manner. However the Committee has no assurance that it will be able to successfully negotiate an agreement with SKG since it also understands from discussions with Ronald Olsen that SKG may already be negotiating with other developers of similar entertainment centers to joint venture projects overseas.


        (2)  Dilution of Shareholder Value
             -----------------------------

        Over the last two and one-half years, according to the Form S-8 registration statements filed with the Securities and Exchange Commission, a total of 29,680,000 shares of the Company's common stock have been issued all for purported services rendered and most, if not all, without bringing needed capital to the Company. All of these shares were registered with the Securities and Exchange Commission on Form S-8 which may be used to register shares for subsequent issuance to consultants who have provided bona fide services to the Company. The Committee does not have information regarding each and every one of these issuances but as a result of evidence provided in the course of the litigation described below the Committee believes the Company has not complied with the with rules and regulations governing the use of Form S-8. The Committee believes that the Company registered shares pursuant to Form S-8 where the intended recipient had not provided bona fide services. The reason for the Committee's belief are statements contained in an affidavit of Timothy Brannon, a former employee of the Company submitted in connection with the litigation described below. According to the affidavit

Showalter told Brannon within one month of joining the Company that it would be necessary to register the shares on Form S-8 noting that Brannon was the intended recipient even though it was intended that the stock would be parceled out to various individuals and entities after it was registered and even though some of these individuals would not have performed services for their stock. According to the affidavit, after the shares were registered on Form S-8 Brannon was then requested to find individuals who would buy the stock of the Company at a discount to the market price and the securities of the Company which had been registered with the stated intention of being issued in Brannon's name would then be issued to the buyers.

        As recently as October 31, 1994, as reported on the Company's quarterly report on Form 10-Q for the third quarter of 1994, there were 1,486,495 shares outstanding. The Committee has calculated that since October 31, 1994, 29,680,000 shares were issued of Form S-8, increasing the number of outstanding shares by at least that amount. The Company has subsequently reported on its 10-QSB for second quarter of 1996 that it issued 22,200,000 shares of restricted common stock for services during May, 1996 and that it presently has 51,205,544 shares of common stock outstanding as of August 12, 1996. However with respect to the 22,200,000 shares issued, there was no disclosure in the 10-QSB for the second quarter of 1996 as to when the shares were issued or for what consideration. Meanwhile the price of the Company's common stock has deteriorated from a value of approximately $4.00 per share on March 31, 1995 (after a one-for-ten reverse stock split in 1994) to the current level of approximately $.16.

        Based on the lack of disclosure of what the Committee believes to be material facts with respect to the recent issuance of 22,200,000 shares and the fact that Showalter may have been aware of the Committee's plans at the time of the issuance, the Committee believes that Showalter and his fellow directors approved the recent issuance of 22,200,000 shares solely for the purpose of entrenching themselves in office and thwarting the efforts of the Committee. The Committee presently has no other evidence of Showalter's purpose other than the circumstantial evidence set forth above. The Committee intends to contest the validity of the issuance under both state and federal law and to argue that these shares may not be considered outstanding for purposes of determining the number of shares needed by the Committee to remove the existing directors.

        (3)  Failure to Hold An Annual Meeting of Shareholders
             -------------------------------------------------

        According to information provided by the Company in its Form 10-KSB for fiscal year ending December 31, 1995, ("1995 10-K") the Company was incorporated on August 25, 1987 and first sold units to the public in September, 1989. Also according to the 1995 10-K the Company's principal business has been the development of family entertainment centers since April, 1993 when the Company changed its name to Hollywood Trenz, Inc. The Committee believes that the Company has never had an annual meeting of shareholders at least since it changed its name in April, 1993. Under Section 211(b) of the Delaware General Corporation Law the Company is under an explicit duty to convene an annual meeting of stockholders to elect directors. If a annual meeting is not held by the scheduled meeting date as set forth in the by-laws Delaware law directs the directors to call a meeting "as soon thereafter as convenient". Unless the meeting has been called within a specified time (30 days after the stated date, or 13 months after the last meeting) the Court of Chancery in Delaware on application of any stockholder or director may summarily order a meeting. It is the Committee's opinion that shareholders should not have to fight incumbent management for the right to have an annual meeting at which directors would be elected by the shareholders. In fact the Committee has elected for now not to have an annual meeting ordered by the Court but rather solicit proxies for the purpose of thereafter removing existing directors by written consent of the stockholders acting without a meeting. Although the Company's bylaws provide that the directors shall serve until the next annual meeting of shareholders the accountability envisioned by this provision has been rendered meaningless since the Company has never called for an annual meeting. Showalter and the other directors have therefore been able to continue in office without putting themselves up for an annual vote of shareholders.

        RECENT LITIGATION
        -----------------

        A legal action was recently filed against the Showalter and other members of the Board of the Company in the Court of Chancery of the State of Delaware, on behalf of one of the Committee's members. The Complaint in this action is annexed hereto as Exhibit C. A primary objective of this action was to restrain the Board from further issuing shares on Form S-8. A temporary restraining order was issued and later vacated by the Delaware Court of Chancery. The material allegations of the Complaint have been denied by the defendants. The case is pending but there has not been any recent activity. The plaintiff in the action, Kenneth Callison, has not decided whether to continue to prosecute the action.

        THE COMMITTEE'S PLANS FOR REORGANIZATION
        ----------------------------------------

        The Committee believes that the Company's management and management policy should be subject to independent and objective review and that new directors are required, who are untainted by the prior business and legal troubles reported with respect to Showalter, who will operate the Company in a manner giving due regard for the legal rights of shareholders to elect directors and who are able to bring the necessary strategic vision to the Company.

        For these reasons, the Committee has resolved to make this solicitation, in an effort to ensure that all shareholders of the Company have the choice of electing new, independent directors to the Board who are committed to the pursuit of corporate purposes and the maximization of shareholder value. If action by the shareholders of the Company results in the election of a new Board of Directors nominated by the Committee, the new directors will initiate an aggressive reorganization and institute a construction plan to complete the Company's first entertainment center in Phoenix, Arizona, which has been beset by problems since construction commenced in July, 1995. The following is a broad outline of the Committee's plan of reorganization:

        1. Close headquarters location in Ft Lauderdale, Florida, effective
           ----------------------------------------------------------------
immediately, and move into space at the Company's entertainment center in
-------------------------------------------------------------------------
Phoenix. This will result in obvious cost savings to the Company and also
-------
result in greater management oversight of the Company's initial center, especially during its embryonic stage.

        2. Form Interim Management Committee. The  Committee would consist of
           ----------------------------------
Ronald Olsen , Michael Novielli and Eric Landis. Mr. Novielli and Mr. Landis are members of the Committee while Mr. Olsen is Mr. Landis's father-in-law and a nominee for director as proposed by the Committee.

        3. Hire a high profile Chief Executive Officer. The Committee has had
           --------------------------------------------
talks with an executive with over 20 years of experience in the restaurant industry. This executive has demonstrated success in managing large country; clubs, resorts, hotels and developing and managing new restaurant entertainment concepts. This executive founded a company that developed and consulted on over twelve theme restaurants. The executive has demonstrated significant interest in becoming the Chief Executive Officer if there is a change in management. However consummation of an agreement is subject to many variables, including and most importantly the executive's perception of the financial viability of the Company at the time of any change in management. If the Committee is not successful in negotiating an agreement with this individual, someone with like experience will be sought. The Committee believes that no one in current management has a proven track record in restaurant management which the Committee believes is critically important if not essential to the Company's success.

        4. Obtain 3-5 million dollar new capital infusion. Since the Company is
           -----------------------------------------------
now apparently insolvent the Committee views finding a new source of capital quickly a critical component of its reorganization plan. The Committee believes that the Company's present financial difficulties cannot be remedied under current management because it will be difficult if not impossible to find new sources of capital given the press reports regarding Showalter's past and present business and legal difficulties. The Committee believes that given the fact that Mr. Novielli, Mr. Landis and Mr. MacCaughern are all members of the securities industry, the prospects for finding new capital once the Company is under new management will be good. The Committee does believe that it is likely that there will need to be further dilution to existing shareholders since any source for the needed capital will demand significant equity participation. To date there have been no material discussions regarding future financing nor does the Committee expect such discussions to occur until and unless it is successful in electing its proposed slate of directors.

        5. Negotiate With Creditors and Contractors.  Once a source of new
           -----------------------------------------
capital has been obtained new management will negotiate with existing creditors including all of the contractors who are owed money on the Phoenix project to obtain satisfactory resolutions to their claims.

        6.  Finish Construction on Phoenix Site.
            ------------------------------------

        7.  Hire and Train Staff Phoenix Site.
            ----------------------------------

        8.  Grand Opening of Phoenix Location.
            ----------------------------------

        9.  Negotiate with SKG for Joint Venture in Korea. In December, 1995,
            ----------------------------------------------
the Company announced that it had entered into an agreement for the joint venturing of Hollywood Trenz family entertainment centers in Korea, Singapore, Japan and Taiwan. SKG was to secure financing and arrange joint ventures for the construction and operation of the family entertainment centers. The announcement stated that the Company anticipated opening centers in Asia in 1996. Although the Committee cannot be positive at this time that SKG will still desire to joint venture this development with the Company even if the Committee is successful in replacing existing management, the Committee believes that the chances will be improved with new management and the presence of SKG's former employer, Ronald Olsen. As previously discussed Mr. Olsen continues to act as a consultant with SKG since his retirement.

        10. Determine Future Sites and Forms of Financing.
            ----------------------------------------------

        The Committee's proposed Board of Directors is well diversified and the Committee believes represents highly ethical and competent individuals in industries well suited to guide Hollywood Trenz through this critical stage. Reference is made to the table under "PRINCIPAL SHAREHOLDERS" below and Appendix "A" attached for further information about the members of the Committee.

        We believe that corporate democracy depends on the voice of the shareholders, as reflected in your proxy. We urge you to take an active part in ensuring shareholder democracy at the Company and in choosing the directors of your Company.


                             REMOVAL OF DIRECTORS

        For the reasons set forth above, the Committee believes that the Company's Board of directors has not been acting in a manner which is consistent with the best interests of the Company and its shareholders. Under Delaware corporate law, the Company's shareholders are permitted to remove directors of the Company with or without cause. Under Delaware law, shareholders can act either at a meeting or by written consent in lieu of a meeting if a majority of outstanding shares is represented by the consents. The Committee has decided to seek election of its proposed slate of directors by written consent without a meeting. Rather than request each shareholder to execute a consent, the Committee has determined to ask shareholders to execute proxies to one of the members of the Committee who will then execute a consent to action on behalf of everyone who has executed a proxy. Under Delaware law, a proxy is valid for up to three years unless revoked. Once the holder of proxies executes a written consent, the consent, to be effective, must be delivered to the Company within sixty days of the date the consent is executed.

        The Committee believes that the removal of the following persons from the Company's Board of Directors is in the best interest of the Company and its shareholders:

        Edward R. Showalter
        Robert E. Burton, Jr.
        Gregory D. Smith

        The persons named in the BLUE Proxy or their substitutes will execute a consent to action without a meeting on your behalf removing the Company's Board of Directors and electing those named above unless you withheld authority to so act with respect to one or more Directors by marking the appropriate space in the BLUE Proxy.

        In order to be able to remove the existing directors the Committee will need to receive proxies from shareholders holding a majority of the Company's outstanding shares as of the record date. The record date will be the date on which the first written consent is executed by a holder of one of the proxies. After it has received proxies representing a majority of the Company's outstanding shares, (calculated by the Committee so as to exclude the shares whose voting rights the Committee intends to contest), the Committee intends to expeditiously execute written consents on behalf of all shareholders who have executed proxies and deliver them forthwith to the Company. The Committee then intends to commence a special proceeding under Section 225 of the Delaware General Corporation Law to contest the issuance of the 20,200,000 shares. In order to prevail the Committee must be successful in the Section 225 proceeding in obtaining a determination excluding holders of the 20,200,000 shares issued by the Company in May, 1996 from voting their shares for the election of directors or otherwise having their shares count in calculating a majority of shares outstanding or else it will not be possible to remove the existing directors and to elect the Committee's proposed slate of directors. The Committee believes it will be successful since it believes these shares were issued without consideration and with the sole purpose of entrenching Showalter and incumbent management. The Committee estimates that the entire process through completion of the Section 225 hearing may take between sixty and one hundred and twenty days.

                             ELECTION OF DIRECTORS

        According to the Company's bylaws, the number of directors which shall constitute the whole board shall be not less than two nor more than nine. There are currently three directors. All directors elected shall hold office according to the by-laws until his successor is elucidated and qualified.

        The Committee has proposed removal of all of the Company's three current directors. The committee has assembled nominees for directors whom it believes are highly qualified and have the talent, vision and experience necessary to maximize shareholder value while overseeing the Company's business. Any person so elected will serve until his successor is elected and qualified.

        The persons named in the BLUE Proxy or their substitutes will execute a consent to action without a meeting which action will result in the removal of existing directors and the election of the Committee's nominees listed below (the "Committee's Nominees") as directors unless you withhold authority by marking the appropriate space on the BLUE Proxy.

        Each of the Committee's Nominees has agreed to serve as a director if elected. If any of the Committee's Nominees should become unavailable for election (which contingency is not now expected), the shares represented by the BLUE Proxy will be voted for such substitute nominees(s) as the Committee may name.

        If elected as directors of the Company, each of the Committee's Nominees will devote such portion of his time as he deems appropriate to serve as a director of the Company. If elected, the nominees will suggest that the Board of Directors initially meet monthly with additional Board meetings held as needed.

        Except as set forth in this Proxy Statement, as of the date hereof, none of the committee's members and nominees, nor any of their respective affiliates have or intend to have any arrangement or understanding with any person with respect to any future employment by the Company or with respect to any future transaction to which the Company or any of its affiliates will or may be a party. None of the Committee's nominees have had any business relationships with the Company during its last fiscal year nor are any of the Committee's nominees employed by the Company or any of its subsidiaries or affiliates.

        To the extent practicable, the Committee desires to be able, through the election of its slate, to direct the policies of the Board of Directors of the company with the least possible disruption to the Company's business and employees. There can be no assurance, however, that all key personnel will remain in the employ of the Company even if requested to do so. None of the committee members has any current intention of making a proposal with respect to any merger or similar transaction involving the Company.

                           THE COMMITTEE'S NOMINEES

        The following table sets forth certain information concerning the Committee's Nominees:

Name                Age              Principal Business Occupation
----                ---                 For the Last Five Years
                                        -----------------------
Joseph B. LaRocco   37        Attorney, Stamford, Connecticut since 1982. Mr.
                              LaRocco represents securities firms, investment
                              funds, investment banks, and corporate finance
                              firms.

Alfred Hahnfeldt    50        Founder and Chief Executive Officer of the NetStar
                              Company, a company specializing in the design,
                              development and installation of interactive voice
                              response systems which enable companies to provide
                              services for customers on the Internet. Also
                              founder and Chief Executive Officer of Spinneret
                              Financial Systems, Ltd., a financial consulting
                              firm. Formerly Vice President and Chief Financial
                              Officer for HO Penn Machinery Company, Inc. at
                              $180 million Caterpillar dealership. B.A. Yale
                              University 1968.

Ronald D. Olsen     60        President, Human Resources International. Formerly
                              Managing Director of Sunkyong Group of Korea, a
                              major multinational conglomerate, from 1987-1996.
                              Executive with IBM corporation from 1958-1987.

        Except as indicated in the foregoing table, none of the Committee members own any shares of the Company solely of record but not beneficially. Appendix "A" hereto lists all purchases and sales of securities of the Company made within the past two years by members of the Committee, the Nominees and their associates.

        No member of the Committee or Nominee is or has been within the past year a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guaranties of profit, division of losses or profits or the giving or withholding of proxies except as noted below./1/ None of the members of the Committee or the Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors during the last ten years).

---------------------
/1/     Michael Noveilli, a member of the Committee, executed a consulting agreement in April, 1996 whereby he agreed to attempt to find sources of capital
for the Company.   Pursuant to this agreement, Mr. Noveilli was to receive
shares of the Company's common stock to be issued immediately, the purpose of which was to compensate him for his efforts to locate sources of capital as well as to recognize his assistance in locating market makers for the Company's stock and negotiating an agreement with Sunkyong Securities Ltd. Mr. Noveilli thereafter decided to assist in forming the Committee before he was issued his stock. Mr. Noveilli has agreed to waive any claim pursuant to this agreement, which he may have against the Company, in the event the Committee's nominees are elected.

the members of the Committee or the Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors during the last ten years).

        Except as indicated in the foregoing table, no associates of members of the committee or associates of Nominees to the Board of Directors holds any common stock of the Company.


                            SOLICITATION OF PROXIES

        The Committee expects to solicit proxies by mail, telephone, telegram and personal interview. The Committee will also request brokers, custodians, and other nominees to forward solicitation materials to the beneficial owners of the voting securities of the Company, and they will be reimbursed for their reasonable out-of-pocket expenses.

        All of the expenses of this solicitation will be borne by the Committee. It is estimated that the total costs incurred to date in connection with this solicitation have been approximately $15,000 and that it is estimated that a total of approximately $100,000 (including legal fees) will be expended in connection therewith. It is the Committee's beliefs that this solicitation will enhance the value of all shareholder interests is in the Company. Accordingly, the Committee intends to seek reimbursement from the Company of the costs of this solicitation in the event that it is successful in removing Edward R. Showalter as a director and then only to the extent cash flow permits and such reimbursement does not materially affect the Company's ability to complete construction on its Phoenix site. The Committee will submit the question of such reimbursement to a vote of the shareholders.

                             [Front of the proxy]

        THIS PROXY IS BEING SOLICITED BY THE SHAREHOLDERS COMMITTEE OF
                             HOLLYWOOD TRENZ, INC.

                             To Be Used to Act by
                       Written Consent Without A Meeting

                                October 1, 1996

The undersigned hereby revokes all prior proxies given by the undersigned and he hereby appoints Eric T. Landis, Michael Novielli and Scott MacCaughern, or any one of them, as Proxies, each with the power to appoint his substitute, and hereby authorizes them and each of them to represent the undersigned to act by written consent without a meeting for the purposes set forth below with all powers which the undersigned would possess if personally present, with respect to all of the shares of Hollywood Trenz, Inc., standing in the name of the undersigned, upon such business as follows:

1. Amend the Company's Bylaws to remove amendments after April 1, 1996, (if any), which impose certain requirements upon shareholders who wish to nominate a person to the Company's Board of Directors or bring any other business before an annual meeting of the shareholders of the Company. (As of this date, there have been no such amendments to the Committee's knowledge).

     [_]   For                  [_]   Against             [_]   Abstain

2.   Remove the following Directors:

           Edward R. Showalter
           Robert E. Burton, Jr.
           Gregory A. Smith

     [_]   For          [_]   Against        [_]   For the Removal of All Except

INSTRUCTIONS: To withhold authority to act for the removal of any director, mark the "For All Except" box and write the name(s) of the director(s) as to whom your action is to be withheld in the space provided below.

--------------------------------------------------------------------------
3.   Elect or appoint the following Directors for a one-year term:

           Ronald D. Olsen
           Joseph B. LaRocco
           Alfred Hahnfeldt

     [_]   For            [_]   Against         [_]   For All Except

INSTRUCTIONS: To withhold authority to act for any nominee, mark the "For All Except" box and write the name(s) of the nominee(s) for whom your action is to be withheld in the space provided below.

--------------------------------------------------------------------------

                        [This is the back of the proxy]

THIS PROXY IS SOLICITED ON BEHALF OF THE SHAREHOLDERS COMMITTEE OF HOLLYWOOD TRENZ, INC. THE COMMITTEE RECOMMENDS AFFIRMATIVE VOTES ON PROPOSALS ONE, TWO, AND THREE. CONSENTS TO ACTION WILL BE EXECUTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, A CONSENT TO ACTION WILL BE EXECUTED ON BEHALF OF THE SHARES REPRESENTED IN FAVOR OF PROPOSALS ONE, TWO, AND THREE.

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.


--------------------------
RECORD DATE SHARES



(signature)   X:                                        Date:
                ---------------------------------            ----------------

(signature)   X:                                        Date:
                ---------------------------------            ----------------


NOTE:   Please sign exactly as name appears hereon.  Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                                 APPENDIX "A"
                                 ------------

               INFORMATION ABOUT THE COMMITTEE AND THE NOMINEES
               ------------------------------------------------

        All securities of the Company set forth in this Appendix are owned beneficially by the persons indicated in the table below, except as described in the table. No funds were borrowed to acquire such shares. No member of the Committee or Nominee is or has been within the past year a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company including, but not limited to joint ventures, loan or option arrangement, puts or calls, guarantees against loss or guaranties of profit, division of losses or profits or the giving or withholding of proxies except the agreement with Michael Novielli previously set forth above.


                   Names and Business Addresses of Committee
                   -----------------------------------------

Michael Novielli                             Kenneth Callison
Dutchess Capital Partners                    Allied Health Association
380 Lexington Avenue                         7936 East Arapahoe Court
Suite 517                                    Suite 2300
New York, NY  10168                          Englewood, CO  80112


Scott MacCaughern                            Eric T. Landis
Round Hill Securities                        Merit Capital Associates, Inc.
5263 Heather Lane                            1221 Post Road East
Park City, UT  84060                         Westport, CT  06880


                   Names and Business Addresses of Nominees
                   ----------------------------------------
                        Ron Olsen
                        c/o Merit Capital Associates, Inc.
                        1221 Post Road East
                        Westport, CT  06880


Alfred Hahnfeldt                             Joseph B. LaRocco
Spinneret Financial Systems, Ltd.            1055 Washington Boulevard
One Marshall Street                          Stamford, CT  06901
Suite 206
South Norwalk, CT  06854


      Purchases and Sales of Shares of Company Common Stock, No Par Value
      -------------------------------------------------------------------

   Committee Member         Date       Buy/Sell      Number of Shares
   ----------------         ----       --------      ----------------
Eric Landis               7/11/95          B                   45,000
                          7/14/95          B                    5,000
                          7/31/95          B                      100
                          9/28/95          B                   15,000
                          10/2/95          B                    6,450
                          10/3/95          B                    5,000


                           10/16/95          B                   20,000
                           11/15/95          B                   20,000
                           12/14/95          B                   50,000
                           12/14/95          B                   50,000
                           12/20/95          B                   50,000
                           2/9/96            B                   20,000
                           2/12/96           B                   20,000
                           2/23/96           B                   50,000
                           2/26/96           B                   50,000
                           3/6/96            B                    9,000
                           3/7/96            B                   14,000
                           3/8/96            B                   30,450
                           3/11/96           B                    3,000
                           3/11/96           B                    5,000
                           3/12/96           B                    4,000
                           3/12/96           B                    3,000
                           3/13/96           B                    5,000
                           3/18/96           B                   10,000
                           3/26/96           B                    7,000
                           3/27/96           B                   33,000
                           3/27/96           B                   30,000
                           3/29/96           B                   97,000
                           4/22/96           B                   57,000
                           4/29/96           B                    3,000
                           5/31/96           B                    7,000


                           7/11/95           S                   20,000
                           2/16/96           S                   55,000
                           3/13/96           S                   45,000
                           3/26/96           S                    7,000
                           3/28/96           S                   30,000
                           5/31/96           S                    7,000
                           6/10/96           S                   60,000



William Landis             8/11/95           B                   20,000
(father)                   11/7/95           B                    5,000
                           11/13/95          B                   15,000
                           12/14/95          B                   50,000
                           12/20/95          B                  100,000
                           1/31/96           B                  135,000
                           3/13/96           B                   45,000
                           3/26/96           B                   70,000
                           3/27/96           B                   30,000
                           3/28/96           B                   10,000
                           3/29/96           B                  100,000
                           4/30/96           B                    5,000
                           4/30/96           B                   20,000
                           5/1/96            B                   85,000
                           5/2/96            B                   30,000
                           5/3/96            B                   20,000
                           5/6/96            B                   14,000

                           5/6/96          B                   30,000
                           5/7/96          B                   20,000
                           5/7/96          B                   30,000
                           5/8/96          B                   10,000
                           5/8/96          B                   10,000
                           5/9/96          B                   15,000


                           6/10/96         S                   19,000

Ronald D. Olsen/2/         7/24/95         B                    6,550
                           2/9/96          B                   25,000


Scott MacCaughern (owner of record or beneficially owned)

   Eileen MacCaughern      4/5/95          B                    1,000
   (mother)                4/6/95          B                      100
                           4/6/95          B                    2,000
                           8/30/95         B                   17,400

   Barbara Pires           4/25/85         B                    2,000
   (sister)                5/2/95          B                    1,475

   Linda Lee               10/18/96        B                    2,450
   (sister-in-law)



Michael Novielli           4/6/96/3/       B                   79,000
(individually)             5/6/96          S                   10,000
                           5/8/96          S                   10,000


   Mr./Mrs. Michael        8/22/95         B                   10,000
     Novielli, Sr.         1/18/96         B                   10,000
  (father and mother)

Kenneth Callison           9/27/94         B                   30,000
                           9/28/94         B                   20,000
                           11/7/94         B                    5,000
                           12/15/94        B                    2,650
                           12/16/94        B                    2,350
                           6/11/96         B                   25,000
                           6/12/96         B                   51,000

-----------------------
/2/ Also a Nominee for director
/3/ Shares journaled from Allied Capital on April 6, 1996.

       Nominees for Director
       ---------------------

Alfred Hahnfeldt          1/26/95          B                   10,000
                          2/17/95          S                    7,000
                          2/24/95          S                    3,000
                          3/13/95          B                    3,500
                          3/30/95          S                    3,500

Joseph B. LaRocco         8/19/95          B                   10,000
                           1/5/96          B                   15,000
                           2/9/96          B                   25,000